July 13, 2010

BNY Mellon Funds Trust
200 Park Avenue
New York, NY  10166

Ladies and Gentlemen:

We have acted as counsel to BNY Mellon Funds Trust, a business trust formed under the laws of the Commonwealth of Massachusetts (the "Trust"), in connection with the filing with the Securities and Exchange Commission (the "SEC") of Post-Effective Amendment No. 31 to the Trust's Registration Statement on Form N-1A (File Nos. 333-34844; 811-09903) (the "Post-Effective Amendment"), registering an indefinite number of Class M and Investor Class shares of beneficial interest of BNY Mellon Large Cap Market Opportunities Fund and BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, each a separate series of the Trust, (the "Shares") under the Securities Act of 1933, as amended (the "1933 Act").

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment.  In rendering the opinions set forth below, we have examined the Post-Effective Amendment, the Agreement and Declaration of Trust, as amended, and By-Laws of the Trust, and the action of the trustees of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust.  For purposes of this opinion letter we have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinions, as set forth herein, are based on the facts in existence and the laws in effect on the date hereof and are limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.           The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

2.           When issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.

We note with respect to our opinion in numbered paragraph (2) above that the Trust is an entity of the type commonly known as a "Massachusetts business trust" and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Post-Effective Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP